Mitchell Silberberg & Knupp llp A Law Partnership Including Professional Corporations

June 12, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Benjamin Holt
Pam Howell
Division of Corporation Finance
Office of Real Estate & Construction

Re:	reAlpha Tech Corp.
Registration Statement on Form S-11
Filed December 29, 2023
File No. 333-276334

Ladies and Gentlemen:

On behalf of our client,  reAlpha Tech Corp., a Delaware corporation (the “Company”), we are providing this letter in response to the comments from the U.S. Securities and Exchange Commission (the “Commission”) sent by the Commission’s staff (the “Staff”) to Mr. Devanur, the Company’s Chief Executive Officer, on June 7, 2024, with respect to the above-captioned Registration Statement on Form S-11 of the Company, originally filed with the Commission on December 29, 2023 (as amended, the “Registration Statement”).

The numbered paragraphs in bold below set forth the Staff’s comments together with the Company’s responses. Amendment No. 2 to the Registration Statement (the “Amendment”) is being filed with the Commission contemporaneously with the submission of this letter. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Amendment.

Amendment No. 1 to Registration Statement on Form S-11 filed May 17, 2024

Plan of Distribution, page 114

1.	We note your disclosure on page 114 that broker-dealers may agree with the selling stockholders to sell a specified number of shares of your common stock at a stipulated price per share, and that the selling stockholders may use any method permitted pursuant to applicable law when selling shares of your common stock. Please confirm your understanding that the retention by a selling stockholder of an underwriter would constitute a material change to your plan of distribution requiring a post-effective amendment. Refer to your undertaking provided pursuant to Item 512(a)(1)(iii) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and confirms its understanding, consistent with the undertaking required by Item 512(a)(1)(iii) of Regulation S-K, that the retention by a selling stockholder of an underwriter in connection with sales of the Company’s shares of common stock would constitute a material change to the Company’s plan of distribution, and that it will file a post-effective amendment to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information.

Exhibits

2.	Please obtain and file an updated consent from your auditor, which references all of the periods/years covered by their report used in the Registration Statement.

Response: The Company respectfully acknowledges the Staff’s comment and notes that an updated auditor consent was filed as Exhibit 23.1 to the Amendment to include the requested information.

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Mitchell Silberberg & Knupp llp A Law Partnership Including Professional Corporations

We thank the Staff for its review of the foregoing and the Amendment. If you have further comments, please do not hesitate to contact me at bjb@msk.com or by telephone at (917) 546-7709.

Sincerely,

/s/ Blake Baron
Name: Blake Baron

cc:	Giri Devanur, reAlpha Tech Corp. Michael J. Logozzo, reAlpha Tech Corp. Gabriel Miranda, Esq.